UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Seamus Lagan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	13D	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seamus Lagan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,300,000
	8	SHARED VOTING POWER 400,000
	9	SOLE DISPOSITIVE POWER 1,300,000
	10	SHARED DISPOSITIVE POWER 400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 58509R104	13D	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alcimede LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 400,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 4 of 7 pages

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Item 2. Identity and Background

This Schedule 13D is being filed by Seamus Lagan and by Alcimede LLC. Alcimede LLC is a limited liability company organized under the laws of the State of Delaware, and is wholly-owned by Seamus Lagan. The business address of each of Mr. Lagan and Alcimede LLC is 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Alcimede LLC is a consultant to the Issuer, and Mr. Lagan is the sole member of Alcimede LLC.

During the last five years, neither Mr. Lagan nor Alcimede LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Lagan is a citizen of Ireland and Alcimede LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

Shares were issued to Mr. Lagan, and options were issued to Alcimede LLC, as described in Item 5 below, for consulting services to the Issuer.

Item 4. Purpose of Transaction

Mr. Lagan acquired the Shares for investment purposes. Mr. Lagan and/or Alcimede LLC may, from time to time, depending upon then market conditions and other factors deemed relevant by Mr. Lagan and/or Alcimede LLC, acquire additional Shares or dispose of the Shares.

Neither Mr. Lagan nor Alcimede LLC has any current plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j)	Any action similar to any of those actions enumerated above.

Mr. Lagan and/or Alcimede LLC will continue to evaluate the Issuer and its management and may, depending upon Mr. Lagan's and/or Alcimede LLC's then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

CUSIP No. 58509R104	13D	Page 5 of 7 pages

Item 5. Interest in Securities of the Issuer

As of October 3, 2011, Mr. Lagan may be deemed to beneficially own 1,700,000 Shares (or approximately 5.5% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 1,300,000 Shares owned of record by Mr. Lagan, and (ii) 400,000 stock options owned of record by Alcimede LLC, to purchase a like number of Shares of Common Stock. Mr. Lagan may be deemed to have sole dispositive and voting power over the 1,300,000 Shares owned of record by him; and shared dispositive and voting power over the 400,000 stock options owned of record by Alcimede LLC. As described above, Mr. Lagan is the sole member of Alcimede LLC, a Delaware limited liability company.

The Issuer granted Alcimede LLC an aggregate 200,000 stock options to purchase a like number of Shares of the Issuer's Common Stock on October 3, 2011, exercisable at $3.00 per share through January 1, 2014; and an aggregate 200,000 stock options to purchase a like number of Shares of the Issuer's Common Stock on October 3, 2011, exercisable at $6.00 per share through January 1, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 3, 2011, the Issuer entered into a consulting agreement with Alcimede LLC, pursuant to which the stock options, described in Item 5 above, were granted.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement pursuant to Rule 13d-1(k).

Exhibit B - Consulting Agreement, dated October 3, 2011, between Alcimede LLC and the Issuer (incorporated by reference from the Issuer's Annual Report on Form 10-K for the year ended December 31, 2012).

CUSIP No. 58509R104	13D	Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2013		/s/ Seamus Lagan
Seamus Lagan

Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Member

CUSIP No. 58509R104	13D	Page 7 of 7 pages

Exhibit A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 28, 2013

ALCIMEDE LLC

By:	/s/ Seamus Lagan
Name: Seamus Lagan Its: Sole Member

/s/ Seamus Lagan
Seamus Lagan, Individually